Exhibit 99

CAE Inc.
8585 Cote de Liesse
Saint-Laurent, Quebec H4T 1G6

Tel (514) 341-6780
Fax (514) 340-5530

June 22, 2005

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Securities Commission

Re:	CAE Inc.
Reporting of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of CAE Inc. on June 22, 2005 (the “Meeting”), and in accordance with section 11.3 of
NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Results

1.	Election of Directors	•	The nominees proposed by management were elected by a majority of shareholders on a show of hands.

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors	•	PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors by a majority of shareholders on a show of hands.

3.	Change of Registered Office Location from the Province of Ontario to the Province of Quebec	•	The change of Registered Office location to Quebec was approved by a majority of shareholders on a show of hands.

Sincerely,

/s/ Hartland Paterson
Hartland Paterson
Vice President Legal, General Counsel
and Corporate Secretary

cc: U.S. Securities and Exchange Commission